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                               September 15, 2022

       Huiping Yan
       Chief Financial Officer
       ZTO Express (Cayman) Inc.
       Building One, No. 1685 Huazhi Road
       Qingpu District, Shanghai 201708
       People's Republic of China

                                                        Re: ZTO Express
(Cayman) Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed April 28,
2022
                                                            File No. 001-37922

       Dear Ms. Yan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Introduction, page 1

   1.                                                   We note your disclosure
on page 3 indicating that terms such as    we,       us,       our
                                                        company    or    our
refer to ZTO Express (Cayman) Inc. and its subsidiaries, although when describing your
operations and the consolidated financial information, you are using these same terms to
refer to the consolidated variable interest entity (VIE) and the subsidiaries of the
consolidated VIE in China, including but not limited to ZTO Express.

                                                        Please revise
disclosures throughout your filing as necessary to provide distinct references for the holding company
and its subsidiaries, and separately for the VIE and its
                                                        subsidiaries, so that
it is clear to investors which entities the disclosures are referencing, and which subsidiaries
or entities are conducting the business operations.
 Huiping Yan
ZTO Express (Cayman) Inc.
September 15, 2022
Page 2
         Given that you do not have a controlling ownership interest in the VIE, please refrain
         from using terms such as    we,       us,       our company    and
our    when describing
         operations and the consolidated financial information of the VIE.

         Also revise the organizational chart on page 6 to label the VIE and to identify the subsidiaries of the VIE that are referenced in your disclosure on page
3.
Key Information, page 11
Financial Information related to ZTO Express, page 14

2. We note that you present condensed consolidating statements on pages 14, 15 and 16, although limit details in the Balance Sheet data to assets and liabilities, and limit details in the Statements of Operations data to revenue and net income.

         Please revise your tabulations in an amendment to your filing to include the equity accounts for the entities and to present additional details for the Statements of Operations, commensurate with the guidance on condensed financial information of the parent in
         Schedule I of Rule 5-04(c) of Regulation S-X, also as utilized in preparing consolidated
         Statements of Operations under Rule 10-01(a)(3), with reference to the guidance in Rule
         5-03(b) of Regulation S-X, though also including the interests of the parent in earnings of your subsidiaries, and the interests of your subsidiaries in earnings of the VIE.

         Also revise the header to these tabulations from "Financial Information Related to ZTO
         Express" to "Condensed Consolidating Financial Information of ZTO Express (Cayman)
         Inc.," or similar language to more clearly convey the scope of the presentation, and revise the "ZTO Express" columnar headers to use "VIE" or "VIE and subsidiaries," either incrementally to, or in lieu of, the current labels, as appropriate. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameHuiping Yan                                    Sincerely,
Comapany NameZTO Express (Cayman) Inc.
                                                                 Division of
Corporation Finance
September 15, 2022 Page 2                                        Office of
Energy & Transportation
FirstName LastName